UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-1004
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-14303
AMERICAN AXLE & MANUFACTURING, INC. SALARIED SAVINGS PLAN
(Full title of the plan)
American Axle & Manufacturing Holdings, Inc.
One Dauch Drive, Detroit, MI 48211-1198
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)
(313) 758-2000
(Registrant’s telephone number,
including area code)

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements as of December 31, 2005 and 2004 and for the Year Ended December 31, 2005	4

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005:

Schedule H, Item 4i — Schedule of Assets Held for Investment Purposes	9

EXHIBITS:

Exhibit 23 — Consent of George Johnson & Company, Independent Registered Public Accounting Firm	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
June 19, 2006
To the Participants and Plan Administrator
American Axle & Manufacturing, Inc. Salaried Savings Plan
Detroit, Michigan
We have audited the accompanying statements of assets available for benefits of the American Axle & Manufacturing, Inc. Salaried Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the aforementioned financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2005 is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ George Johnson & Company
CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Participant-directed investments:
Investments, at fair value (Notes 2 and 3):
Investments in registered investment companies	$94,182,264	$82,358,017
Common stock — American Axle & Manufacturing Holdings, Inc.	3,654,957	3,429,496
Collective trust fund	11,949,236	11,562,150

Total Investments, at Fair Value	109,786,457	97,349,663

Investments, at cost (Note 2):
Participant loans receivable	2,403,027	2,607,132

Total Investments	112,189,484	99,956,795

Receivables:
Participant contributions	398,374	358,229
Employer contributions	110,598	106,033

Total Receivables	508,972	464,262

TOTAL ASSETS AVAILABLE FOR BENEFITS	$112,698,456	$100,421,057

See accompanying notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

Participant-
Directed
Investments
ADDITIONS:
Participant contributions	$10,507,753
Employer contributions	4,871,366

Total Contributions	15,379,119

Interest income on participant loans	114,177
Dividends	4,492,210
Net appreciation in fair value of investments (Note 3)	1,104,475

Total Additions	21,089,981

DEDUCTIONS:
Benefits paid to participants	8,796,186
Administrative expenses	16,396

Total Deductions	8,812,582

INCREASE IN ASSETS AVAILABLE FOR BENEFITS	12,277,399

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	100,421,057

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$112,698,456

See accompanying notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.	DESCRIPTION OF THE PLAN

General — The following description of the American Axle & Manufacturing, Inc. Salaried Savings Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for more complete details of the Plan’s provisions. Copies of the summary plan description are available from the human resource department of American Axle & Manufacturing, Inc. (the “Company”).

The Plan, established March 1, 1994, is a defined contribution plan covering substantially all salaried employees of the Company and salaried employees of the Company’s U.S. subsidiaries. The Company may amend, modify, suspend, or terminate the Plan to the extent not prohibited by the Plan. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of participants or their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions — The Plan provides for each participant to contribute from 1% to 40% of his or her eligible earnings. The employee contributions may be made on a pre-tax or after-tax basis. Participant contributions up to 6% receive an additional matching amount equal to 50% from the Company. Employees over age 50 may contribute an additional $4,000 for the 2005 calendar year as a catch-up contribution. Certain limitations exist as defined in the Plan agreement as to maximum contribution amounts. Additionally, participants may transfer funds into the Plan from other qualified plans. Employee participation is voluntary.

Vesting — Contributions made by participants shall vest immediately upon allocation to the account of the participant. The Company’s contributions and earnings thereon shall vest upon the attainment of three years of credited service. Assets representing Company contributions which are not vested prior to a participant’s withdrawal or termination of employment shall be applied to reduce subsequent Company contributions. If the Plan is terminated, any amount not so applied shall be credited ratably to the accounts of all participants.

Investment Options — Participants may direct investments to be split among any of the investment fund options available.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Participant Loans — The Plan allows participants to borrow against their account balances with repayment through payroll deductions. Loans may range from a minimum of $1,000 to a maximum of $50,000 or 50%, whichever is less, of the participant’s vested account balance.

Hardship Withdrawals — The Plan provides for early withdrawal of savings in the event of a participant’s financial hardship. A financial hardship is considered to be those amounts necessary to prevent an eviction from, or mortgage foreclosure on, the participant’s principal residence, extraordinary medical expenses for one or more members of the participant’s immediate family not covered by insurance, post-secondary tuition for one or more members of the participant’s immediate family, or the purchase or construction of a principal place of residence. A financial hardship exists only when funds are not reasonably available from the participant’s other sources, and the amount withdrawn must not exceed the amount needed in the situation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General — The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Valuation of Investments — The Plan’s investments are stated at fair value. The shares of registered investment companies and common stock, as well as the units of collective trust funds, are valued at quoted market prices that represent the asset value of the shares or units held by the Plan at year-end. Participant loans are recorded at cost, which approximates fair value.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the reported amounts of increases or decreases in assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan invests in various securities, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

3.	INVESTMENTS

The fair value of individual investments that exceed five percent of the Plan’s assets available for benefits is as follows as of December 31, 2005 and 2004:

	2005	2004
Fidelity Low-Priced Stock Fund	$36,701,327	$34,116,550
Spartan U.S. Equity Index Fund	20,965,633	20,517,081
Fidelity Diversified International Fund	13,505,506	10,237,988
Fidelity Managed Income Portfolio II Fund	11,949,236	11,562,150
Fidelity Freedom 2020 Fund	5,537,155	5,172,161
For the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Common stock — American Axle & Manufacturing Holdings, Inc.	$(1,996,238)
Investments in registered investment companies	3,100,713

Net Appreciation in Value	$1,104,475

As of December 31, 2005 and 2004, the Plan held the following investments with various parties-in-interest:

	2005	2004
Registered investment companies managed by Fidelity Management Trust Company (“Fidelity”)	$84,559,429	$76,236,405
Collective trust fund managed by Fidelity	11,949,236	11,562,150
Common stock — American Axle & Manufacturing Holdings, Inc.	3,654,957	3,429,496
Participant loans receivable	2,403,027	2,607,132

	$102,566,649	$93,835,183

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company reserves the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any applicable agreements. In the event of Plan termination, each participant would have a nonforfeitable right to his or her total account balance as of the date of termination. Company contributions and earnings thereon which are not vested at the time of termination would be credited ratably to the accounts of all participants.

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees for accounting, legal, and trustee services were paid by the Company on behalf of the Plan. The fees paid by the Company for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Certain investments held by the Plan as of December 31, 2005 and 2004 are managed by Fidelity, the trustee and custodian of the Plan. Such investments fall within the investment guidelines of the Plan and are considered parties-in-interest. See Note 3 for investments held by the Plan with various parties-in-interest.

6.	INCOME TAX STATUS

The Plan obtained its latest determination letter on August 31, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN
(Federal Employer Identification Number: 38-3138388; Plan Number: 005)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Form 5500, Schedule H, Item 4i)
DECEMBER 31, 2005

		Description of Investment
		(Including Maturity Date,
Party-in-	Identity of Issue, Borrower,	Rate of Interest, Collateral,			Current
Interest	Lessor, or Similar Party	and Par or Maturity Value)		Cost	Value
	Registered Investment Companies:
	Managed by Fidelity Management Trust Company:
*	Fidelity Low-Priced Stock Fund	898,661.278	shares	(a)	$36,701,327
*	Fidelity Diversified International Fund	415,043.201	shares	(a)	13,505,506
*	Fidelity Freedom Income Fund	68,499.391	shares	(a)	778,838
*	Fidelity Freedom 2000 Fund	33,498.406	shares	(a)	409,015
*	Fidelity Freedom 2010 Fund	88,923.534	shares	(a)	1,249,376
*	Fidelity Freedom 2020 Fund	376,421.147	shares	(a)	5,537,155
*	Fidelity Freedom 2030 Fund	259,361.382	shares	(a)	3,895,608
*	Fidelity Freedom 2040 Fund	171,797.416	shares	(a)	1,516,971
*	Spartan U.S. Equity Index Fund	474,765.242	shares	(a)	20,965,633

					84,559,429

	Other:
	PIMCO Total Return Institutional Class Fund	447,426.113	shares	(a)	4,697,974
	PIMCO High Yield Institutional Class Fund	244,836.815	shares	(a)	2,379,814
	Domini Social Equity R Fund	41,313.743	shares	(a)	467,672
	Munder Small Cap Value Y Class Fund	46,513.326	shares	(a)	1,278,651
	American Beacon Small Cap Value Institutional Class Fund	39,153.132	shares	(a)	798,724

					94,182,264

	Common Stock:
*	American Axle & Manufacturing Holdings, Inc.	199,397.550	shares	(a)	3,654,957

	Collective Trust Fund:
*	Fidelity Managed Income Portfolio II Fund	11,949,235.850	units	(a)	11,949,236

	Participant Loans Receivable:
*	Plan participants	Loans receivable; interest rates
		ranged from 5.15 percent to
		6.59 percent during 2005		$ -0-	2,403,027

					$112,189,484

(a)	- These are participant-directed investments; therefore, the cost is not required to be reported.
There were no investment assets reportable as acquired and disposed of during the year ended December 31, 2005.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
This information shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934 (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

June 28, 2006
/s/ Michael K. Simonte

Michael K. Simonte
Vice President — Finance & Chief Financial Officer
American Axle & Manufacturing Holdings, Inc.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

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EXHIBITS:

Exhibit 23 — Consent of George Johnson & Company, Independent Registered Public Accounting Firm	12